United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number  000-27861

Centra Software, Inc.

(Exact name of registrant as specified in its charter)

430 Bedford Street
Lexington, Massachusetts 02420
(781) 861-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(1) Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Centra Software, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Centra Software, Inc.

DATE: January 31, 2006	By:	/s/ Leon Navickas
By: Leon Navickas Its: Chief Executive Officer